Issuer Free Writing Prospectus filed
pursuant to Rule 433
supplementing the Prospectus
dated February 4, 2008
Registration No. 333-146710
INX Inc.
UP TO 1 MILLION SHARES OF
COMMON STOCK, PAR VALUE $0.01 PER SHARE
INDICATIVE TERMS
Dated June 19, 2008

Issuer:	INX Inc. (“INXI”)

Ticker/Exchange:	INXI/Nasdaq Global Market

Last sale price of INXI Common Stock:	$12.68 per share of Common Stock on June 18, 2008.

Title of Securities:	Common stock, $0.01 par value per share (“Common Stock”).

Offering:	Up to 1.0 million shares of Common Stock.

Public Offering Price:	To be determined based on market pricing.

Estimated Proceeds to INXI (before expenses):	$12.68 per share of Common Stock ($12.7 million total), based on the last sale price of INXI Common Stock.

Net Proceeds (after expenses):	Approximately $11.62 per share of Common Stock ($11.6 million total), based on the last sale price of INXI Common Stock.

Use of Proceeds:	The Issuer intends to use approximately $6 million of the Net Proceeds (after expenses) to repay existing indebtedness under its acquisition credit facility, which bears interest at a rate per annum of prime plus 2.0% (7.0% on June 18, 2008). Repayment of the advance under the acquisition credit facility is interest only for the year ended August 31, 2008, with repayment of principal amortized over the subsequent 36 or 48 month period without prepayment penalty. The remainder of the Net Proceeds (after expenses) will be used for various other general corporate purposes, including possible future acquisitions.

Settlement Date:	Wednesday, June 25, 2008.

Placement Agent:	Raymond James & Associates, Inc.

CAPITALIZATION
     The following table sets forth our unaudited capitalization as of March 31, 2008 on an actual basis and on an as adjusted basis to give effect to the Offering assuming the shares of Common Stock are issued from authorized but unissued shares. The table is based on the last sale price of INXI Common Stock of $12.68 per share on June 18, 2008, net of estimated expenses. You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of INX Inc. and the related notes, in our most recent Annual Report on Form 10-K, and with other reports filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference in the related prospectus.

	As of March 31, 2008
		Pro forma
	Actual	as adjusted
	(in thousands of US dollars, except share data)
Cash and cash equivalents	$8,236	$13,852

Notes payable	$6,000	$—
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized, 7,422,840 shares issued (actual), 8,422,840 shares issued (as adjusted)	74	84
Additional paid-in capital	36,281	47,887
Accumulated deficit	(3,534)	(3,534)
Total stockholders’ equity	32,821	44,437

Total capitalization	$38,821	$44,437

The Issuer has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the Placement Agent will arrange to send you the prospectus if you request it by contacting Raymond James & Associates, Inc. toll-free at 1-800-248-8863.

2